SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8 )

Rightside Group, Ltd.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76658B100

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

July 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 76658B100	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,190,015
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 1,190,015
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.17%*
14	TYPE OF REPORTING PERSON IA

* Based on information set forth on the Form 8-K of Rightside Group, Ltd., (the “Company”) as filed with the Securities and Exchange Commission on June 14, 2017, there were 19,287,144 shares of Common Stock par value $0.0001 per share (the “Shares”), of the Company issued and outstanding as of June 13, 2017.

   As of July 7, 2017 (the “Reporting Date”), the Cuttyhunk Master Portfolio (“Cuttyhunk”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (the “Cannell SMAs” and collectively with Cuttyhunk, Tonga, Tristan and Tristan Offshore, the “Investment Vehicles”), held in the aggregate 1,190,015 Shares.

CUSIP No. 76658B100	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,190,015
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 1,190,015
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.17%*
14	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 8-K of Company as filed with the Securities and Exchange Commission on June 14, 2017, there were 19,287,144 shares of Common Stock par value $0.0001 per Share of Company issued and outstanding as of June 13, 2017.

   As of Reporting Date Investment Vehicles held in the aggregate 1,190,015 Shares.

CUSIP No. 76658B100	Page 4 of 9 Pages

   Cannell Capital LLC acts as the investment adviser to to Tonga, Tristan, Tristan Offshore, the Cannell SMAs, and the investor sub-adviser for Cuttyhunk. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.0001 per share of Rightside Group, Ltd., a Delaware corporation.
The address of the principal executive offices of the Company is 5808 Lake Washington Blvd. NE, Suite 300, Kirkland, WA 98033.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC, an investment sub-adviser for the Cuttyhunk Master Portfolio and investment adviser to the Cannell SMAs and to the following entities:

Tonga Partners, L.P.

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: 245 Meriwether Circle Alta, WY 83414
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

The Cuttyhunk Master Portfolio: $1,085,150

Tonga Partners, L.P.: $3,690,801

Tristan Partners, L.P.: $3,019,160

Tristan Offshore Fund, Ltd.: $1,444,380

Cannell SMAs: $420,353

The Investment Vehicles have invested an aggregate amount of approximately $9,659,844 in the Shares.

CUSIP No. 76658B100	Page 5 of 9 Pages

Item 4. Purpose of Transaction

Mr. Cannell files this amendment to reflect recent transactions in the Shares.

Mr. Cannell, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each of the Investment Vehicle’s investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend to ordinary day-to-day business operations. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares; provided that Mr. Cannell does not intend do, and does not reserve the right to engage in, a control transaction or any contested solicitation for the election of directors.

Mr. Cannell may engage in any of the actions specified in Item 4 to the Schedule 13D general instructions; provided that Mr. Cannell does not intend to, and does not reserve the right to engage in, a control transaction or any contested solicitation for the election of directors.

Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company's Form 8-K as filed with the Securities and Exchange Commission on June 14, 2017, there were 19,287,144 Common Shares issued and outstanding as of June 13, 2017.

(a)  As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 1,190,015 Shares, or approximately 6.17% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cuttyhunk II	06/05/2017	395	10.0034	Sell
Tonga	06/05/2017	1,522	10.0034	Sell
Tristan	06/05/2017	1,115	10.0034	Sell
Tristan Offshore	06/05/2017	561	10.0034	Sell
Cuttyhunk II	06/06/2017	3,248	9.7337	Sell
Tonga	06/06/2017	10,861	9.7337	Sell
Tristan	06/06/2017	7,346	9.7337	Sell
Tristan Offshore	06/06/2017	3,545	9.7337	Sell
Cuttyhunk II	06/07/2017	1,851	9.7483	Sell
Tonga	06/07/2017	6,192	9.7483	Sell
Tristan	06/07/2017	4,187	9.7483	Sell
Tristan Offshore	06/07/2017	2,020	9.7483	Sell
Cuttyhunk II	06/08/2017	6,497	9.6225	Sell
Tonga	06/08/2017	21,720	9.6225	Sell
Tristan	06/08/2017	14,693	9.6225	Sell
Tristan Offshore	06/08/2017	7,090	9.6225	Sell
Cuttyhunk II	06/12/2017	260	10.0237	Sell
Tonga	06/12/2017	874	10.0237	Sell
Tristan	06/12/2017	589	10.0237	Sell
Tristan Offshore	06/12/2017	284	10.0237	Sell

CUSIP No. 76658B100	Page 6 of 9 Pages

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cuttyhunk II	06/13/2017	1,949	9.7224	Sell
Tonga	06/13/2017	6,516	9.7224	Sell
Tristan	06/13/2017	4,408	9.7224	Sell
Tristan Offshore	06/13/2017	2,127	9.7224	Sell
Cuttyhunk II	06/14/2017	3,263	10.6089	Buy
Tonga	06/14/2017	11,314	10.6089	Buy
Tristan	06/14/2017	6,499	10.6089	Buy
Tristan Offshore	06/14/2017	2,394	10.6089	Buy
Cuttyhunk II	07/03/2017	2,374	10.6265	Sell
Tonga	07/03/2017	7,847	10.6265	Sell
Tristan	07/03/2017	6,614	10.6265	Sell
Tristan Offshore	07/03/2017	3,165	10.6265	Sell
Cuttyhunk II	07/05/2017	621	10.6103	Sell
Tonga	07/05/2017	2,056	10.6103	Sell
Tristan	07/05/2017	1,731	10.6103	Sell
Tristan Offshore	07/05/2017	828	10.6103	Sell
Cuttyhunk II	07/06/2017	19,287	10.5928	Sell
Tonga	07/06/2017	63,727	10.5928	Sell
Tristan	07/06/2017	53,721	10.5928	Sell
Tristan Offshore	07/06/2017	25,706	10.5928	Sell
Cuttyhunk II	07/07/2017	792	10.6018	Sell
Tonga	07/07/2017	2,619	10.6018	Sell
Tristan	07/07/2017	2,206	10.6018	Sell
Tristan Offshore	07/07/2017	1,055	10.6018	Sell

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7. Material to Be Filed as Exhibits
None

CUSIP No. 76658B100	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 2017

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 76658B100	Page 8 of 9 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
The Cuttyhunk Master Portfolio
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Subadviser Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

CUSIP No. 76658B100	Page 9 of 9 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  July 10, 2017

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member